UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission file number: 0-20892

ATTUNITY LTD.
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        The GAAP financial statements included in the press release attached hereto as Exhibit 99.1 and the first two paragraphs of the press release attached hereto as Exhibit 99.2 are hereby incorporated by reference into: Form F-3 Registration Statements File Nos. 333-138044, 333-119157, 333-122937 and 333-142286 and Form S-8 Registration Statements File Nos. 033-84180, 333-932, 333-11648, 333-122271, 333-122302 and 333-142284.

6-K Items

99.1.	Press release re Attunity Reports First Quarter 2008 Results

Attunity Ltd., or the Company, is furnishing a press release as Exhibit 99.1 to this Form 6-K. This press release contains non-GAAP financial measures of net loss, net operating profit (loss) and net loss per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with SFAS 123R, non-cash capitalization and amortization of software development costs in accordance with SFAS 86, expenses related to employment termination and offices shutdown costs, and non cash financial expenses such as amortization of beneficial conversion features related to the convertible debt and deferred charges related to warrants granted in connection with a long term loan. Management believes these non-GAAP financial measures are useful to investors’understanding and assessment of the Company’s on-going core operations and prospects for the future. The presentation of such non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

99.2	Press release re appointment of Shimon Alon as Chief Executive Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD. By: /s/ Dror Elkayam —————————————— Dror Elkayam, VP Finance and Secretary

Date: April 30, 2008

Exhibit 99.1

ATTUNITY REPORTS FIRST QUARTER 2008 RESULTS

Company posts Non-GAAP operational profitability

Burlington, MA, April 29th, 2008 – Attunity Ltd (OTC Bulletin Board: ATTUF.OB), a leading provider of enterprise-class software for application and data integration, and workplace solutions in the Composite Applications market, reported today its unaudited financial results for the first quarter ended March 31, 2008.

Key financial metrics for the first quarter of 2008:
—	Net Operating Profit (Loss) – Non GAAP: $39,000 Non-GAAP net operating profit compared to $1,137,000 Non-GAAP net operating loss in the first quarter of 2007. Non-GAAP operating profit (loss) excludes equity based compensation expenses (see footnote 1), software development costs capitalization and amortization (see footnote 2) and employment termination and offices shutdown costs (see footnote 3).
—	Net Operating Loss - GAAP: $223,000, compared to $2,050,000 in the first quarter of 2007, an improvement of 89%.
—	Revenues: $3,276,000, a decrease of 1% compared to $3,320,000 in the first quarter of 2007.
—	Net Loss (GAAP): $554,000, compared to $2,256,000 in the first quarter of 2007, an improvement of 75%.
—	Net Loss (Non-GAAP): $68,000, compared to $1,132,000 in the first quarter of 2007, an improvement of 94%. Non-GAAP net loss excludes equity based compensation expenses (see footnote 1 at the end of this release), software development costs capitalization and amortization (see footnote 2), employment termination and offices shutdown costs (see footnote 3) and amortization of debt discount and deferred charges (see footnote 4).
—	Net Loss per Diluted Share (GAAP): $0.02, compared to $0.10 in the first quarter of 2007.
—	Net Loss per Diluted Share (Non-GAAP): $0.00, compared to $0.05 in the first quarter of 2007. Non-GAAP loss per Diluted Share excludes equity based compensation expenses (see footnote 1), software development costs capitalization and Amortization (see footnote 2), employment termination and offices shutdown costs (see footnote 3) and amortization of debt discount and deferred charges (see footnote 4).
See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

“I am pleased to report the important achievement of operational profitability, on a non-GAAP basis, as predicted in our previous quarter’s earnings call”, stated Aki Ratner, Attunity CEO. “This milestone, combined with some new customer wins, including our first InFocus deal integrating with SAP, allows us to begin 2008 on a good footing.”

Highlights of the Quarter
—	Several license wins greater than $150,000
—	First Attunity InFocus win to incorporate SAP solution-integration
—	Sponsorship of the Company's first Supply Chain industry event
—	Major customer wins across the world such as Intel, HSBC, Kerry Group, Dairygold and one of the Middle-East’s largest banks
—	Significant enhancements to Attunity Integration Suite (AIS) v5.1, to provide extended support for the Microsoft platform

“We have achieved some good momentum during Q1, not only with direct customer wins but also with our strategic partners, and I see that continuing on into Q2 and beyond,” continued Aki Ratner. “Furthermore, with our first partner-generated InFocus revenues expected soon, I believe that we are now beginning to see a platform for sustainable growth over the coming quarters.”

About Attunity
Attunity has delivered sophisticated data and application integration solutions for nearly 20 years and today is also at the forefront of the Composite Applications market focused on the business workplace, with its flagship product Attunity InFocus. With Attunity InFocus, organizations can develop sophisticated, workplace-focused applications, based on information from anywhere, that help business managers at all levels assess, detect and resolve those business issues that can most impact their business.

With successful deployments of its software products at thousands of organizations worldwide, Attunity provides enterprise-class software directly and indirectly through a number of strategic and OEM agreements with global-class partners such as HP, IBM, Microsoft, Oracle, Business Objects and Cognos.

Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, please visit us at www.attunity.com, the content of which is not part of this press release.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Attunity uses non-GAAP measures of net loss, net operating profit (loss) and net loss per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with SFAS 123(R), non-cash capitalization and amortization of software development costs in accordance with SFAS 86, expenses related to employment termination and offices shutdown costs, and non cash financial expenses such as amortization of beneficial conversion features related to the convertible debt and deferred charges related to warrants granted in connection with a long term loan. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Attunity’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. For example, when we discuss our prospects for 2008, and our expectation that the positive momentum demonstrated by us obtaining significant license deals and customer wins during the first quarter of 2008 will continue, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2008 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information:
Andy Bailey, VP Marketing Attunity +1 781-213-5204 andy.bailey@attunity.com	Dror Elkayam, VP Finance Attunity +972 9-899-3000 dror.elkayam@attunity.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	March 31, 2008	December 31, 2007
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,381	$1,321
Restricted cash	174	159
Trade receivables and unbilled revenues (net of allowance for doubtful accounts of $ 28 and $ 78 at March 31, 2008 and December 31, 2007,
respectively)	462	912
Other accounts receivable and prepaid expenses	533	484

Total current assets	3,550	2,876

LONG-TERM ASSETS:
Long-term prepaid expenses	118	72
Severance pay fund	1,092	972
Property and equipment, net	515	579
Software development costs, net	4,215	4,374
Goodwill	6,535	6,361
Deferred charges, net	368	423

Total long-term assets	12,843	12,781

Total assets	$16,393	$15,657

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	March 31, 2008	December 31, 2007
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$519	$18
Trade payables	478	457
Deferred revenues	3,332	2,344
Employees and payroll accruals	893	876
Accrued expenses and other liabilities	636	901

Total current liabilities	5,858	4,596

LONG-TERM LIABILITIES:
Convertible debt	1,270	1,099
Long-term debt	1,506	2,009
Accrued severance pay	1,417	1,287

Total long-term liabilities	4,193	4,395

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -
Authorized: 70,000,000 shares at March 31, 2008 and December 31, 2007; Issued
and outstanding: 23,196,236 shares at March 31, 2008 and December 31, 2007	720	720
Additional paid-in capital	104,026	103,924
Accumulated other comprehensive loss	(303)	(431)
Accumulated deficit	(98,101)	(97,547)

Total shareholders' equity	6,342	6,666

Total liabilities and shareholders' equity	$16,393	$15,657

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended March 31,
	2008	2007
	Unaudited

Revenues:
Software licenses	$1,654	$1,686
Maintenance and services	1,622	1,634

	3,276	3,320

Operating expenses:
Cost of revenues	632	565
Research and development, net	710	1,038
Selling and marketing	1,702	2,388
General and administrative	455	668
Employment termination and offices shutdown costs	-	711

Total operating expenses	3,499	5,370

Operating loss	(223)	(2,050)

Financial expenses, net	(310)	(225)
Other income	-	40

Loss before income taxes	(533)	(2,235)
Taxes on income	21	21

Net loss	$(554)	$(2,256)

Basic and diluted net loss per share	$(0.02)	$(0.10)

Weighted average number of shares used in computing basic
and diluted net loss per share	23,196	23,171

RECONCILIATION OF SUPPLEMENTAL FINANCIAL INFORMATION

U.S. dollars in thousands, except per share data

	Three months ended March 31,
	2008		2007
	Unaudited

GAAP operating loss		$(223)	$(2,050)
Stock based compensation (1)		92	199
Software development costs capitalization and amortization (2)		170	3
Employment termination and offices shutdown costs (3)		-	711

Non-GAAP operating profit (loss)		$39	$(1,137)

GAAP net loss		$(554)	$(2,256)
Stock based compensation (1)		92	199
Software development costs capitalization and amortization (2)		170	3
Employment termination and offices shutdown costs (3)		-	711
Financial expenses (4)		224	211

Non-GAAP net loss		$(68)	$(1,132)

GAAP basic and diluted net loss per share		$(0.02)	$(0.10)
Stock based compensation (1)		*)	0.01
Software development costs capitalization and amortization (2)		0.01	*)
Employment termination and offices shutdown costs (3)		-	0.03
Financial expenses (4)		0.01	0.01

Non-GAAP basic and diluted net loss per share	$	*)	$(0.05)

Weighted average number of shares used in computing basic and
diluted net loss per share		23,196	23,171

*) Less than $0.01 per share

(1)	Equity-based compensation expenses resulting under SFAS 123(R)*:
	Equity-based compensation expense included in "Research and development"	$31	$39
	Equity-based compensation expense included in "Selling and marketing"	48	66
	Equity-based compensation expense included in "General and administrative"	13	94

		$92	$199

*	“Equity based compensation expenses” refer to the amortized fair value of all equity based awards granted to employees.

(2)	Software development costs capitalization and amortization resulting under SFAS 86:

Capitalization	$(211)	$(334)
Amortization	381	337

	$170	$3

(3)	The Company has terminated its entire workforce in France and Australia in March 2007 and part of its worldwide workforce in October 2007.

(4)	Financial expenses:

Amortization of debt discount	$170	$169
Amortization of deferred charges	54	42

	$224	$211

Exhibit 99.2

ATTUNITY APPOINTS MR SHIMON ALON AS CHIEF EXECUTIVE OFFICER

Burlington, MA, April 29th, 2008 – Attunity Ltd (OTC Bulletin Board: ATTUF.OB), a leading provider of enterprise-class software for application and data integration, and workplace solutions in the Composite Applications market, announced today that Mr Shimon Alon, the current Chairman of the Board of Directors, will assume the additional role as Chief Executive Officer (CEO), effective from June 1st.

Following notification from Mr. Aki Ratner, the current CEO, that he will be stepping down from his post on June 1st, Attunity’s Board of Directors appointed Mr. Alon as the new CEO. Mr. Alon will take up the position on the same day. Mr. Ratner will continue to serve as a director and support the company in the execution of its vision.

“Having embarked upon a very strategic new direction, with the aim of establishing a new foundation for the company’s growth, these last three years have been very significant for Attunity, and inevitably difficult at times,” said Aki Ratner, CEO of Attunity. “However, I believe that we have now moved through that period, and placed Attunity on much firmer ground for future growth. I now feel that the time is right to step down and have someone else steer the Company to the next level. To that end, I am very pleased that Shimon has agreed to succeed me as Attunity’s CEO. Having worked with him for many years, I know that he possesses the right qualities to lead Attunity to success, and I am committed to continue helping the company and Shimon achieve their goals.”

“Aki has steered Attunity through some challenging times, launching a new product into a new market, and building a good platform for future company growth. I would like to personally thank him for his contribution and hard work,” stated Shimon Alon, Chairman of the Board of Directors for Attunity. “I am now looking forward to leading Attunity to the next phase as it becomes a leading player in the new generation of real-time, event-driven, integrated applications. Attunity has some very significant assets, including a large global customer base, world-class technology, strategic partnerships to be proud of, and truly talented employees. I am very confident about Attunity’s future.”

Shimon Alon, who has a track record of accelerating growth and leading companies to success, was the Chief Executive Officer of Precise Software Solutions, a leading provider of application performance management. Following the acquisition of Precise by VERITAS Software Corporation in June 2003, Mr. Alon served as an executive advisor to VERITAS. Prior to his position with Precise Software, Mr. Alon held a number of positions at Scitex and its subsidiaries, including as President and Chief Executive Officer of Scitex America and Managing Director of Scitex Europe. Mr. Alon holds a degree from the Executive Management Program at the Harvard Business School. He has been Chairman of the Board of Directors of Attunity since 2004.

In accordance with Israeli law, since Mr. Alon is the Chairman of the Board of Directors, the appointment of Mr. Alon as CEO as well as his terms of compensation, will be submitted to the approval of the shareholders. Attunity intends to convene a special shareholders’ meeting as soon as practicable for that purpose. Details of this meeting, including the date and location of the meeting and the record date for shareholders entitled to vote at this meeting, will be announced shortly.

About Attunity
Attunity has delivered sophisticated data and application integration solutions for nearly 20 years and today is also at the forefront of the Composite Applications market focused on the business workplace, with its flagship product Attunity InFocus. With Attunity InFocus, organizations can develop sophisticated, workplace-focused applications, based on information from anywhere, that help business managers at all levels assess, detect and resolve those business issues that can most impact their business.

With successful deployments of its software products at thousands of organizations worldwide, Attunity provides enterprise-class software directly and indirectly through a number of strategic and OEM agreements with global-class partners such as HP, IBM, Microsoft, Oracle, Business Objects and Cognos.

Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, please visit us at www.attunity.com, the content of which is not part of this press release.

Safe Harbor Statement
This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2008 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information:
Andy Bailey, VP Marketing Attunity +1 781-213-5204 andy.bailey@attunity.com	Dror Elkayam, VP Finance Attunity +972 9-899-3000 dror.elkayam@attunity.com